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                                                                  Exhibit 99.5




     Contact:  Michael P. Hawks         (NYSE-BMC)
               (612)851-6030            FOR IMMEDIATE RELEASE





         BMC ANNOUNCES QUARTERLY DIVIDEND




     March 7, 1997--Minneapolis, Minnesota--BMC Industries, Inc. today announced that its Board of Directors has approved a continuation of its quarterly cash dividend of $.015 cents per share.

     Shareholders of record as of March 19, 1997 will receive a dividend of $.015 for each share owned on that date, to be paid on April 2, 1997.

     BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.





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